Exhibit 99.1

For Immediate Release

Media Contacts: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (949) 468-2300 kfx@mkr-group.com FTI Consulting Sophie McMillan +44 (0) 20 7831 3113 kofax@fticonsulting.com

Kofax Voluntarily Changes from IFRS to U.S. GAAP

Financial Reporting as of July 1, 2014

Company Publishes Historical U.S. GAAP Financial Statements for Reference Purposes

Irvine, CA, August 21, 2014 – Kofax Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced that the Company has voluntarily changed the basis of preparation of the Company’s financial statements from International Financial Reporting Standards (“IFRS”) to United States General Accepted Accounting Principles (“GAAP”) effective as of July 1, 2014, the beginning of its fiscal year 2015.

Jamie Arnold, Chief Financial Officer, said: “The majority of our shares are now owned by U.S. investors and most of the trading volume in our shares is now on NASDAQ. As a result, the Company has chosen to change from IFRS to GAAP financial reporting as of July 1, 2014, and all of fiscal year 2015 and subsequent fiscal year financial statements published, filed or furnished to the SEC and UKLA will be prepared on a GAAP basis. We have attached unaudited quarterly financial statements prepared in accordance with GAAP for the seven quarter period from July 1, 2012 through March 31, 2014 for reference purposes.”

Arnold continued: “After converting the basis of preparation of the Company’s financial statements to GAAP, we have concluded and are able to report that the differences in reporting income statement financial measures on GAAP rather than IFRS and Non-GAAP rather than Non-IFRS are not material to the periods presented below. The differences in balance sheet financial measures are largely reclassifications and related to the amortization of goodwill arising from acquisitions made in prior periods. The tables below show the nominal and percentage difference between the IFRS and GAAP and Non-IFRS and Non-GAAP financial measures for Software License Revenue, Total Revenues and Adjusted EBITDA:”

Non- IFRS vs. Non-GAAP	For the Fiscal Year Ended June 30, 2013				For the Nine Months Ended March 31, 2014
($ In millions, except for %)	Non-IFRS	Non-GAAP	$ Change	% Change	Non-IFRS	Non-GAAP	$ Change	% Change
Software License Revenue	$112.4	$112.0	$(0.4)	(0.4)%	$88.1	$88.2	$0.1	0.1%
Total Revenues	$266.7	$266.5	$(0.2)	(0.1)%	$216.8	$217.1	$0.3	0.1%
Adjusted EBITDA	$46.3	$46.6	$0.3	0.6%	$28.7	$28.9	$0.1	0.5%

IFRS vs. GAAP	For the Fiscal Year Ended June 30, 2013				For the Nine Months Ended March 31, 2014
($ In millions, except for %)	IFRS	GAAP	$ Change	% Change	IFRS	GAAP	$ Change	% Change
Software License Revenue	$112.2	$111.8	$(0.4)	(0.4)%	$83.0	$83.1	$0.1	0.1%
Total Revenues	$266.3	$266.1	$(0.2)	(0.1)%	$210.2	$210.5	$0.3	0.1%
Income from Operations	$25.0	$25.1	$0.1	0.4%	$4.1	$4.2	$0.1	2.5%

On September 2, 2014, when the Company publishes its last IFRS audited financial statements for the fiscal year ended June 30, 2014, it will also provide GAAP financial statements and Non-GAAP financial measures for the quarter ended June 30, 2014.

About Kofax

Kofax Limited is a leading provider of smart process applications for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

Non-IFRS and Non-GAAP Financial Measures

Management uses financial measures, both IFRS and Non-IFRS, and GAAP and Non-GAAP, in analyzing and assessing the overall performance of the business and making operational decisions. We have provided and believe that the Non-IFRS and Non-GAAP financial measures and supplemental reconciliation to IFRS and GAAP financial measures are useful to investors and other users of our financial statements because the Non-IFRS and Non-GAAP financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets. Please refer to the Chief Financial Officer’s Review in this press release and the GAAP financial statements and Non-GAAP measures for the seven quarter period from July 1, 2012 through March 31, 2014 for a discussion of the Non-IFRS and Non-GAAP financial measures and supplemental reconciliation to IFRS and GAAP financial measures.

# # #

© 2014 Kofax Limited. Kofax is a registered trademark and First Mile is a trademark of Kofax Limited. All other registered trademarks are the property of their respective owners

Kofax Limited

Unaudited Condensed Consolidated Balance Sheets

($ in thousands)

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014

Assets
Current assets:
Cash and cash equivalents	90,282	87,031	86,806	93,413	71,999	81,233	93,051
Accounts receivable, net	47,549	48,438	51,116	60,929	43,994	60,486	51,398
Other current assets	13,352	13,993	11,601	10,457	12,802	10,762	9,103
Income tax receivable	3,721	3,525	2,614	2,024	1,474	1,179	2,706
Deferred tax assets	1,313	1,238	1,442	3,670	4,425	6,650	5,955

Total current assets	156,217	154,225	153,579	170,493	134,694	160,310	162,213

Property and equipment, net	9,078	9,254	8,281	7,774	7,572	7,222	6,483
Goodwill	145,770	145,846	160,362	155,203	194,036	188,829	189,598
Acquired intangible assets, net	25,704	24,081	21,641	26,839	42,271	40,153	38,038
Deferred tax assets, net of current portion	667	629	733	1,607	3,088	2,413	1,872
Other non-current assets	5,227	4,821	3,998	3,672	3,511	3,469	4,287

Total Assets	342,663	338,856	348,594	365,588	385,172	402,396	402,491

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	33,964	30,587	39,626	36,845	37,812	36,792	36,623
Deferred revenue	56,709	57,282	62,164	63,302	64,297	72,718	77,545
Income taxes payable	1,927	1,485	539	1,592	1,845	1,363	122
Deferred tax liabilities	168	162	124	261	1,675	1,797	1,463
Contingent consideration	5,594	6,283	7,275	6,334	9,552	7,977	4,680

Total current liabilities	98,362	95,799	109,728	108,334	115,181	120,647	120,433

Minimum pension liability	2,236	2,185	2,051	3,018	3,298	3,211	3,233
Deferred revenue, net of current portion	4,834	4,586	4,480	5,095	7,468	7,657	7,854
Deferred tax liabilities, net of current portion	5,131	4,940	3,794	7,993	7,848	6,938	6,258
Contingent consideration, net of current portion	5,423	2,997	2,676	2,334	7,090	6,101	4,184
Other non-current liabilities	9,984	9,158	8,010	8,622	9,353	9,796	9,857

Total liabilities	125,970	119,665	130,739	135,396	150,238	154,350	151,819

Shareholders’ equity:
Common Stock	95	95	95	95	95	97	97
Additional paid in capital	42,974	44,105	44,177	42,045	42,840	56,744	58,376
Employee benefit shares	(17,371)	(18,340)	(18,340)	(15,295)	(14,929)	(15,713)	(15,417)
Treasury shares	(15,980)	(15,980)	(15,980)	(15,980)	(15,980)	(15,980)	(15,980)
Retained earnings	184,893	185,142	184,791	195,664	198,386	199,861	200,488
Accumulated other comprehensive income	22,082	24,169	23,112	23,663	24,522	23,037	23,108

Total shareholders’ equity	216,693	219,191	217,855	230,192	234,934	248,046	250,672

Total liabilities and shareholders’ equity	342,663	338,856	348,594	365,588	385,172	402,396	402,491

Kofax Limited

Unaudited Condensed Consolidated Statements of Income

($ in thousands, except per share amounts)

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014
Revenue:
Software license	22,132	25,017	26,254	38,411	24,560	30,385	28,137
Maintenance services	29,908	30,835	30,011	31,190	32,150	33,556	32,584
Professional services	8,127	7,883	7,933	8,396	8,871	10,173	10,052

Total revenue	60,167	63,735	64,198	77,997	65,581	74,114	70,773

Cost of Revenue:
Cost of software licenses	2,431	2,295	2,576	3,386	2,656	3,029	1,955
Cost of maintenance services	4,226	4,537	4,753	4,678	4,807	5,079	5,218
Cost of professional services	6,925	7,205	7,182	7,031	7,629	8,218	8,129
Amortization of intangible assets	1,155	1,155	1,128	1,295	1,464	1,447	1,275

Total cost of revenue	14,737	15,192	15,639	16,390	16,556	17,773	16,577

Gross Profit	45,430	48,543	48,559	61,607	49,025	56,341	54,196

Operating Expenses:
Research and development	8,471	8,433	9,010	8,772	9,077	9,951	10,318
Sales and marketing	24,485	23,720	24,565	25,545	27,933	30,502	31,418
General and administrative	9,328	9,907	9,082	8,719	9,439	9,695	10,428
Amortization of intangible assets	452	464	459	600	760	893	889
Acquisition-related costs	1,438	1,505	1,600	139	2,104	(2,208)	504
Other operating expenses, net	1,179	678	417	121	311	2,923	404

Total operating expenses	45,353	44,707	45,133	43,896	49,624	51,756	53,961

Income/(loss) from operations	77	3,836	3,426	17,711	(599)	4,585	235
Interest (expense) income, net	(102)	(96)	(99)	(625)	(110)	(244)	(153)
Other (expense) income, net	(42)	(1,561)	(2,718)	(1,602)	4,161	(211)	1,495

Income/(loss), before tax	(67)	2,179	609	15,484	3,452	4,130	1,577
Income tax expense	411	1,929	960	4,612	730	2,655	951

Net income/(loss)	(478)	250	(351)	10,872	2,722	1,475	626

Net income/(loss) per share:
Basic	(0.01)	0.00	(0.00)	0.13	0.03	0.02	0.01

Diluted	(0.01)	0.00	(0.00)	0.12	0.03	0.02	0.01

Kofax Limited

Unaudited Condensed Consolidated Statements of Cash Flows

($ in thousands)

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014
Cash flows from operating activities:
Net income/(loss)	(478)	250	(351)	10,872	2,722	1,475	626

Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation and amortization	3,233	3,126	3,127	3,386	3,635	3,652	3,530
Share-based compensation expense	362	829	(294)	496	749	1,117	1,387
Other (expense) income	42	1,561	2,718	1,602	(4,161)	211	(1,495)
Restructuring payments	(840)	(27)	6	(2)	(100)	(488)	—
Changes in operating assets and liabilities:
Accounts receivable, net	12,648	(1,098)	(3,354)	(9,577)	20,173	(16,666)	9,678
Other assets	(976)	(621)	3,191	(854)	(1,184)	2,108	1,011
Accounts and other payables	(1,934)	(3,809)	8,746	(2,950)	(8,101)	2,592	163
Deferred revenue	(2,899)	83	4,942	1,880	1,345	8,456	4,647
Other liabilities	922	1,015	(3,506)	(617)	1,263	(2,026)	961
Deferred income taxes	(1,513)	(13)	(1,492)	1,235	326	(1,277)	222
Income taxes payable	(382)	(928)	(189)	1,717	1,515	282	(2,710)

Net cash inflow from operating activities	8,185	368	13,544	7,188	18,182	(564)	16,098

Cash flows from investing activities:
Purchase of property and equipment	(588)	(645)	(552)	(1,265)	(1,070)	(1,107)	(599)
Acquisition of subsidiaries, net of cash acquired	(1,402)	(3,097)	(12,105)	(155)	(40,141)	(944)	(4,302)
Proceeds from sale of discontinued operations	—	600	3	—	—	—	—
Interest received	46	61	23	1	29	40	8

Net cash outflow from investing activities	(1,944)	(3,081)	(12,631)	(1,419)	(41,182)	(2,011)	(4,893)

Cash flows from financing activities:
Issue of common stock	1,542	242	195	(65)	94	231	196
Proceeds from U.S. initial public offering	—	—	—	—	—	12,366	—
Excess tax benefits from share based compensation	327	59	219	35	88	120	—
Purchases of and proceeds from EBT shares	16	(969)	—	756	230	(711)	346

Net cash inflow from financing activities	1,885	(668)	414	726	412	12,006	542

Effect of exchange rate changes on cash and cash equivalents	1,034	130	(1,552)	112	1,174	(197)	71

Net increase/(decrease) in cash and cash equivalents	9,160	(3,251)	(225)	6,607	(21,414)	9,234	11,818

Cash and cash equivalents at the beginning of the year	81,122	90,282	87,031	86,806	93,413	71,999	81,233

Cash and cash equivalents at the end of the year	90,282	87,031	86,806	93,413	71,999	81,233	93,051

Supplemental Disclosure:
Cash paid for income taxes	(1,851)	(2,927)	(2,385)	(3,586)	(1,302)	(3,568)	(3,577)

Cash paid for interest	(51)	(170)	(162)	38	(137)	(138)	(162)

Discussion of Non-GAAP Measures

Management uses financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business and for making operational decisions. We have provided and believe that the non-GAAP financial measures and supplemental reconciliation to GAAP financial measures are useful to investors and other users of our financial statements because the non-GAAP financial measures may be used as additional tools to compare business performance across peer companies, periods and financial markets.

While we use non-GAAP measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-GAAP measures are a substitute for, or are superior to, the information provided by GAAP results. As such, the presentation of non-GAAP measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. The primary limitations associated with the use of non-GAAP measures as compared to GAAP results are that non-GAAP measures may not be comparable to similarly titled measures used by other companies in our industry and that non-GAAP measures may exclude financial information that some investors may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between non-GAAP measures and GAAP results, including providing a reconciliation of each non-GAAP measure to GAAP results, to enable investors to perform their own analysis of our operating results.

Adjusted Revenue – We defined adjusted revenue as revenue, as reported under GAAP, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a limited period due to the effects of purchase accounting. In accordance with GAAP purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which generally reduces the deferred amount and revenues recognized subsequent to an acquisition. We include non-GAAP revenue to allow for more complete comparisons to the financial results of our historical operations, forward-looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition-related revenue adjustments are non-recurring, we may incur similar adjustments in connection with future acquisitions.

Adjusted Income from Operations – We define non-GAAP income from operations as income/(loss) from operations, as reported under GAAP, excluding the effect of acquisition fair value adjustment to revenue, Share-based compensation expense, Depreciation expense, Amortization of acquired intangible assets, Acquisition-related costs, Other operating expense, net. Share-based compensation expense; depreciation expense and amortization of acquired intangible assets in our non-GAAP income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under GAAP, included in other expense lines. Accordingly, we exclude those amounts when assessing non-GAAP income from operations. At times when we are communicating with our shareholders, analysts and other parties we refer to non-GAAP income from operations as adjusted EBITDA.

We assess non-GAAP income from operations as a percentage of total non-GAAP revenue and by doing so; we are able to evaluate our relative performance of our revenue growth compared to the expense growth for those items included in non-GAAP income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes.

Adjusted Cash Flows from Operations – We define adjusted cash flows from operations as net cash inflows from operating activities, as reported under GAAP, adjusted for income taxes paid and payments under restructurings. Income tax payments paid is included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations.

Adjusted diluted earnings per share - Adjusted diluted earnings per share is calculated using GAAP net income/(loss) excluding the effect of Acquisition fair value adjustment to revenue Share-based compensation expense, Amortization of intangible assets, Acquisition-related costs, Net interest, Other income and expense, and the related tax effect, divided by fully diluted shares outstanding. Therefore, we include this non-GAAP measure in order to provide a more complete comparison of our earnings per share from one period to another.

Kofax Limited

Non-GAAP Measures

($ in thousands)

Acquisition Fair Value Adjustments to Revenue

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014
Adjusted software licenses:
Software licenses	22,132	25,017	26,254	38,411	24,560	30,385	28,137
Acquisition fair value adjustment	43	42	39	32	1,515	2,187	1,400

Total adjusted software licenses	22,175	25,059	26,293	38,443	26,075	32,572	29,537

Adjusted maintenance services:
Maintenance services	29,908	30,835	30,011	31,190	32,150	33,556	32,584
Acquisition fair value adjustment	—	112	21	72	307	297	197

Total adjusted maintenance services	29,908	30,947	30,032	31,262	32,457	33,853	32,781

Adjusted professional services:
Professional services	8,127	7,883	7,933	8,396	8,871	10,173	10,052
Acquisition fair value adjustment	—	—	—	—	314	516	(136)

Total adjusted professional services	8,127	7,883	7,933	8,396	9,185	10,689	9,916

Total adjusted revenue:
Total revenue	60,167	63,735	64,198	77,997	65,581	74,114	70,773
Acquisition fair value adjustment	43	154	60	104	2,136	3,000	1,461

Total adjusted revenue	60,210	63,889	64,258	78,101	67,717	77,114	72,234

Adjusted Income from Operations

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014
Income from operations	77	3,836	3,426	17,711	(599)	4,585	235
Acquisition fair value adjustment to revenue	43	154	60	104	2,136	3,000	1,461
Share-based compensation expense	362	829	(294)	496	749	1,117	1,387
Depreciation expense	1,583	1,465	1,501	1,460	1,383	1,288	1,349
Amortization of intangible assets	1,607	1,619	1,587	1,895	2,224	2,340	2,164
Acquisition-related costs	1,438	1,505	1,600	139	2,104	(2,208)	504
Other operating expenses, net	1,179	678	417	121	311	2,923	404

Adjusted income from operations	6,289	10,086	8,297	21,926	8,308	13,045	7,504

Kofax Limited

Non-GAAP Measures

($ in thousands, except per share amounts)

Adjusted Diluted Earnings per Share

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014
Net income (loss)	(478)	250	(351)	10,872	2,722	1,475	626
Acquisition fair value adjustment to revenue	43	154	60	104	2,136	3,000	1,461
Share-based compensation expense	362	829	(294)	496	749	1,117	1,387
Amortization of intangible assets	1,607	1,619	1,587	1,895	2,224	2,340	2,164
Acquisition-related costs	1,438	1,505	1,600	139	2,104	(2,208)	504
Net interest, other income and expense, net	1,323	2,335	3,234	2,348	(3,740)	3,378	(938)
Tax effect of above adjustments	(753)	(1,126)	(990)	(1,431)	(2,116)	(1,721)	(391)

Adjusted net income	3,542	5,566	4,846	14,423	4,079	7,381	4,813

Adjusted diluted earnings per share	0.04	0.06	0.05	0.16	0.04	0.08	0.05

Reconciliation of Adjusted Cash Flows from Operations

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014
Cash inflows/(outflows) from operations	8,185	368	13,544	7,188	18,182	(564)	16,098
Cash paid for income taxes, net	1,851	2,927	2,385	3,586	1,302	3,568	3,577
Payments under restructuring	840	27	(6)	2	100	488	—

Adjusted cash inflows/ (outflows) from operations	10,876	3,322	15,923	10,776	19,584	3,492	19,675

Income Statements – Non-GAAP

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014
Adjusted revenue:
Software licenses	22,175	25,059	26,293	38,443	26,075	32,572	29,537
Maintenance services	29,908	30,947	30,032	31,262	32,457	33,853	32,781
Professional services	8,127	7,883	7,933	8,396	9,185	10,689	9,916

Total revenue	60,210	63,889	64,258	78,101	67,717	77,114	72,234

Cost of software licenses*	2,413	2,279	2,560	3,371	2,642	3,021	1,950
Cost of maintenance services*	4,072	4,397	4,611	4,524	4,663	4,945	5,080
Cost of professional services*	6,631	6,945	6,928	6,763	7,384	8,009	7,920
Research and development*	7,976	7,902	8,487	8,371	8,527	9,342	9,617
Sales and marketing*	23,936	22,974	24,374	24,707	27,153	29,543	30,282
General and administrative*	8,893	9,306	9,001	8,439	9,040	9,209	9,881

Total operating expenses*	53,921	53,803	55,961	56,175	59,409	64,069	64,730

Adjusted income from operations	6,289	10,086	8,297	21,926	8,308	13,045	7,504

*	Excludes depreciation, amortization, and share-based compensation expense

Kofax Limited

Supplemental Schedules

($ in thousands)

Depreciation Expense

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014
Cost of software licenses	18	16	16	15	14	8	5
Cost of maintenance services	154	140	142	140	130	117	121
Cost of professional services	293	260	253	242	220	193	193
Research and development	419	402	425	430	410	399	423
Sales and marketing	462	423	440	420	410	392	425
General and administrative	237	224	225	213	199	179	182

Total depreciation expense	1,583	1,465	1,501	1,460	1,383	1,288	1,349

Share-Based Compensation Expense

	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014
Cost of software licenses	—	—	—	—	—	—	—
Cost of maintenance services	—	—	—	14	14	17	17
Cost of professional services	1	—	1	26	25	16	16
Research and development	76	129	98	(29)	140	210	278
Sales and marketing	87	323	(249)	418	370	567	711
General and administrative	198	377	(144)	67	200	307	365

Total share-based compensation expense	362	829	(294)	496	749	1,117	1,387